UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-38878

So-Young International Inc.

Tower E, Ronsin Technology Center

Chaoyang District, Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Adoption of the 2023 Share Incentive Plan

On February 3, 2023, the board of directors of the Company (the “Board”) and the compensation committee of the Board (the “Compensation Committee”) approved and authorized the adoption of a 2023 Share Incentive Plan (the “2023 Plan”), effective immediately. Under the 2023 Plan, the maximum aggregate number of shares of the Company available for granting of awards shall be 3,000,000 Class A ordinary shares (including those represented by American depositary shares). The potential dilutive effect from the 2023 Plan has been offset by the Company’s share repurchases carried out since 2021.

Exhibit Index

Exhibit 99.1—2023 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By	:	/s/ Xing Jin
Name	:	Xing Jin
Title	:	Chief Executive Officer

Date: February 3, 2023